Filed by Manulife Financial Corporation pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: John Hancock Financial Services, Inc.
Registration No.: 333-110281

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F-4 on November 6, 2003, which was subsequently amended on December 23, 2003 and January 5, 2004, containing the definitive proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC.

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Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the definitive proxy statement/prospectus on file with the SEC as well as any other relevant documents carefully in their entirety because they will contain important information about the proposed transaction. The definitive proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Manulife or John Hancock with the SEC, will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock’s directors and executive officers is available in John Hancock’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife’s directors and executive officers is available in Manulife’s annual report on Form 40-F for the year ended December 31, 2002, its notice of annual meeting and proxy circular for its 2003 annual meeting notice which was filed with the SEC on March 31, 2003, and the definitive proxy statement/prospectus included in the registration statement on Form F-4, as amended, which was filed with the SEC on January 5, 2004. Additional information regarding the interests of potential participants is included in the definitive proxy statement/prospectus on file with the SEC and will be included in other relevant documents filed with the SEC when they become available.

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The following is a brochure that John Hancock Financial Services, Inc. began mailing to some of its stockholders on January 23, 2004.

THE MERGER OF
Manulife Financial + John Hancock
Your Vote is Very Important!

Your Vote is Very Important.
Vote Today!
see page 5 for instructions
We urge you to read the proxy statement/prospectus previously sent to you. The proxy statement/prospectus contains important information and is also available for free at the SEC’s web site at www.sec.gov. You can also get an additional copy of the proxy statement/ prospectus by calling 1-866 -257-5508. PLEASE READ THE PROXY STATEMENT/PROSPECTUS THOROUGHLY, INCLUDING THE SECTION DESCRIBING THE RISK FACTORS BEGINNING ON PAGE 20 OF THE PROXY STATEMENT/PROSPECTUS.

Dear Stockholder of John Hancock Financial Services, Inc.:
On September 28, 2003, your Board of Directors unanimously approved an historic merger agreement between John Hancock Financial Services, Inc. and Manulife Financial Corporation.
Your Board sees this merger as a unique strategic opportunity to combine two exceptionally strong companies into a single, integrated global market leader whose scale and capital base are expected to drive greater short- and long-term growth and stockholder value.
Completion of this merger requires that holders of a majority of John Hancock’s outstanding shares vote in favor of the merger agreement. Accordingly, your Board recommends that you vote FOR the adoption of the merger agreement, by following the voting instructions provided with the enclosed proxy card.
On behalf of the entire Board of Directors, thank you for your continued confidence and support.
David F. D’Alessandro Chairman & Chief Executive Officer John Hancock Financial Services Your Vote Will Help Create:
a unique strategic opportunity to combine two exceptionally strong companies into a single, integrated global market leader whose scale and capital base are expected to drive greater short-and long-term growth and stockholder value.

Leading Market Positions
Combined company would have a leading market position in all of its major businesses*
United States 4th in Individual Life
2nd in Variable Life 1st in Universal Life
2nd in Long-Term Care Insurance
10th in Annuities
10th in Fixed Annuities 8th in Variable Annuities
1st in Small Case 401(k)
Canada 1st (tie) in Individual Life 1st (tie) in Group Life 2nd in Group Health
*Based on 2002 sales data
A Strategic Opportunity In reaching its decision to recommend that John Hancock stockholders vote for the adoption of the merger agreement, John Hancock’s Board concluded that the merger of Manulife Financial and John Hancock provides a unique strategic opportunity for short- and long-term enhanced financial performance and stockholder value.
The Board believes that John Hancock’s shareholders would benefit from ownership in a combined company that should have competitive strength marked by:
A stronger capital base. Improved operating efficiencies.
Diversity and depth of its products and distribution capabilities.
A leading position across all of its core business lines in the United States, Canada and Asia.
The Board believes that these strengths should result in earnings and prospects superior to John Hancock’s earnings and prospects on a stand-alone basis.

Manulife Financial + John Hancock Will Create:
One of the largest life insurance companies in the world with a combined market capitalization of approximately US$26 billion (as of 1/2/04).
A company with stronger earnings, balance sheet and capital base than John Hancock on a stand-alone basis, with the ability to maintain its current ratings and with an enhanced ability to achieve even more positive financial strength ratings.
An industry leader in both the U.S. and Canada in its core products with a more diversified earnings base on both a product and geographic basis.
A company with diversified and enhanced distribution capabilities.
A company with multiple strong, high quality brands, including John Hancock. 1 John Hancock stand-alone market capitalization as of 1/2/04 is based on the NYSE closing share price of US$37.89 and 289 million shares outstanding. For combined market capitalization, Manulife Financial data is based on closing share price of C$41.83, US$32.42 and 463 million shares outstanding on 1/2/04. Hancock data for the combined market capitalization is based on 289 million shares outstanding and an implied purchase price of US$38.43 based on an exchange ratio of 1.1853 and Manulife Financial closing price of US$32.42 on the NYSE and C$41.83 on the TSX on 1/2/04. The US$/C$ exchange rate is the noon buying rate in the City of New York on 1/2/04 of 1.2900.
Financial Strength and Claims Paying Ability The Manufacturers Life Insurance Company* S&P AA+ Moody’s Aa2 A.M. Best A++ Fitch AA+ DBRS IC-1
John Hancock Life Insurance Company** S&P AA Moody’s Aa3 A.M. Best A++ Fitch AA
* A subsidiary of Manulife Financial Corporation ** A subsidiary of John Hancock Financial Services, Inc.
as of 12/31/03

Your Vote Is Very Important
The completion of the merger of John Hancock and Manulife Financial requires your support. Please carefully review the proxy materials you have received and vote your shares today. If you have any questions, please call 1-866-257-5508. What Will John Hancock Stockholders Receive in the Merger?
Under the merger agreement, for each share of John Hancock common stock that you own, you will receive 1.1853 common shares of Manulife Financial (fractional shares will not be issued, but a cash payment will be made for those fractional shares). After the merger John Hancock stockholders will own approximately 42% of the outstanding common shares of the combined company (based on the number of shares outstanding at January 2, 2004).
The number of Manulife Financial common shares that you will receive in the merger is fixed. The dollar value of those shares will change depending on changes in the market price of the Manulife Financial common shares and will not be known at the time you vote on the adoption of the merger agreement. You should obtain current market quotations for both the Manulife Financial common shares and the John Hancock common stock. Both John Hancock and Manulife Financial common shares are listed on the New York Stock Exchange and Manulife Financial common shares are also listed on the Toronto Stock Exchange under the symbol “MFC”.

Your Vote Is Very Important
Please make sure you have carefully reviewed the proxy statement/ prospectus previously sent to you. Remember: John Hancock’s Board of Directors has recommended that you vote for adoption of the merger agreement.
Voting Instructions:
Vote by telephone (1-800-690-6903) or the Internet (www.proxyvote.com). Please have your enclosed proxy card in hand when voting, and follow the easy instructions.
Vote by mail. Mark, sign, date and return your enclosed proxy card in the postage-paid envelope provided.
You may vote in person at a special meeting of stockholders of JHF. (See proxy statement/prospectus previously sent to you.)
Remember:
Failure to vote will have the same effect as a vote against the merger.

Please Vote Today! PLEASE READ THE PROXY STATEMENT/PROSPECTUS THAT HAS BEEN PREVIOUSLY MAILED TO JOHN HANCOCK STOCKHOLDERS. IT CONTAINS IMPORTANT INFORMATION. THIS BROCHURE IS NOT A SUBSTITUTE FOR THE PROXY STATEMENT/PROSPECTUS.
Forward-Looking Statements The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates of growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife Financial’s and John Hancock’s products, the future development of Manulife Financial’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife Financial and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company. Future events and their effects on Manulife Financial and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife Financial’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife Financial and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife Financial’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife Financial; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. Neither Manulife Financial Corporation nor John Hancock Financial Services, Inc. undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise. John Hancock Financial Services, Inc. Boston, Massachusetts 02117
www.jhancock.com
An Equal Opportunity Employer ©2004 John Hancock Financial Services, Inc. and affiliated companies
MER-VOTEBROCH 1/04